February 15, 2008

Securities & Exchange Commission

450 Fifth Street, NW

Washington, DC 20549

Re:	Alcoa Inc.
2007 Form 10-K

Ladies and Gentlemen:

In accordance with General Instruction D(3) to Form 10-K, I wish to inform you that the Consolidated Financial Statements in the Form 10-K, which are incorporated by reference from the Annual Report, do not reflect a change from the preceding year in any accounting principles or practices or in the method of applying any such principles or practices, with the exception of the implementation of Financial Accounting Standards Board (FASB) Interpretation No. 48, “Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109,” and FASB Staff Position No. FIN 48-1, “Definition of Settlement in FASB Interpretation No. 48.” This change is disclosed in Note A to the Consolidated Financial Statements.

Very truly yours,

/s/ Tony R. Thene

Tony R. Thene

Vice President and Controller

Attachment

cc:	NYSE Euronext, Inc.
11 Wall Street
New York, NY 10005

American Stock Exchange LLC
86 Trinity Place
New York, NY 10006